                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*
                                   Final Amendment

                            NETLIVE COMMUNICATIONS, INC.
                         ------------------------------------
                                   (Name of Issuer)

                                    COMMON STOCK
                         ------------------------------------
                            (Title of Class of Securities)

                                       64114210
                         ------------------------------------
                                    (CUSIP Number)


Mr. Owen May                       With a copy to:
May Davis Group, Inc.              Morris Orens, Esq.
Wall Street Tower                  Shereff, Friedman, Hoffman & Goodman, LLP
20 Exchange Place                  919 Third Avenue
New York, New York 10005           New York, New York 10022
(212) 480-2710                     (212) 758-9500
-----------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                     JUNE 12, 1997
                          ----------------------------------
                       (Date of Event which Requires Filing of
                                   this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 64114210                           Page    2    of           Pages
                                                  -------     --------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          May Davis Group, Inc.    (13-373-5598)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES                35,118
              ------------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY               0
              ------------------------------------------------------------------
    EACH
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON                35,118
             ------------------------------------------------------------------
    WITH
               10   SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         35,118
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         CO;BD
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 64114210                           Page    3    of          Pages
                                                  -------     -------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Owen May
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES                0
              ------------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY               35,118
              ------------------------------------------------------------------
    EACH
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON                0
             ------------------------------------------------------------------
    WITH
               10   SHARED DISPOSITIVE POWER
                         35,118
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    35,118
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 64114210                           Page    4    of           Pages
                                                  -------     --------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Dibo Attar
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Italy
--------------------------------------------------------------------------------
  NUMBER OF
   SHARES      7    SOLE VOTING POWER
BENEFICIALLY             0
              ------------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH                 555,000
              ------------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON                0
    WITH
              ------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         555,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     555,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.  64114210                          Page    5    of           Pages
                                                  -------     --------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Dennis Sal
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
  NUMBER OF
   SHARES      7    SOLE VOTING POWER
 BENEFICIALLY       90,000
               -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH                 0
               -----------------------------------------------------------------
  REPORTING
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                 90,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               90,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           This Statement is Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 11, 1997, by May Davis Group, Inc., Owen May, Dibo Attar and Dennis Sal relating to their ownership of Common Stock of NetLive Communications, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all defined terms shall have the meanings ascribed to them in the
Schedule 13D.  This Amendment No. 1 is the final amendment to the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended as follows:

          The Reporting Persons have entered into a Settlement Agreement (the "Settlement Agreement"), dated June 12, 1997, by and between the Company and each of the Reporting Persons and the Funds, a copy which is attached hereto as
Exhibit 5 and is incorporated herein by reference.

          Subject to applicable legal requirements, the terms of the Settlement Agreement and the factors referred to below, the Reporting Persons may, from time to time, purchase additional shares of Common Stock in open market or privately negotiated transactions. In determining whether to purchase additional shares, the Reporting Persons intend to consider and review various factors on a continuous basis, including the terms of the Settlement Agreement, the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and of stockholders to the Reporting Persons' ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business, and general economic, money and stock market conditions. In addition, depending upon, among other things, the matters referred to above and the terms of the Settlement Agreement, the Reporting Persons may determine at any time to dispose of all or a portion of their shares of Common Stock. Except as described in Item 6, each of the Reporting Persons reserves the right to change its plans and intentions at any time, as it deems appropriate, and, to the knowledge of each of the Reporting Persons, each of the persons listed on Annex 1 to the
Schedule 13D may make the same evaluation and may have the same reservation.

          Except as set forth in this Item 4, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Annex 1 hereto, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended as follows:

          The Settlement Agreement, a copy of which is attached hereto as
Exhibit 5, is hereby incorporated herein by reference.

          Except as described herein, neither any of the Reporting Persons nor any other person referred to in Annex 1 to the Schedule 13D, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED.

          3.1.*     Joint Filing Agreement.

          3.2.* Underwriter's Warrant, issued by NetLive Communications, Inc. to May Davis Group, Inc.

          3.3.* Financial Advisory and Investment Banking Agreement, between NetLive Communications, Inc. and May Davis Group, Inc.

          3.4.* Letter Agreement, between NetLive Communications, Inc. and Dennis Sal

          3.5. Settlement Agreement, dated June 12, 1997, by and among NetLive Communications, Inc., May Davis Group, Inc., Owen May, Dibo Attar, Dennis Sal and the Fund's signatory thereto.

--------------------
     *Filed with initial Schedule 13D.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 1997                 MAY DAVIS GROUP, INC.

                              By:   /s/ Owen May
                                    ------------------------------------
                                    Owen May
                                    Chairman and Chief Executive Officer

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 1997                      /s/ Owen May
                                   ---------------------------------
                                              Owen May

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 1997                      /s/ Dibo Attar
                                   ----------------------------------
                                            Dibo Attar

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 1997                      /s/ Dennis Sal
                                   -----------------------------------
                                             Dennis Sal

                                    EXHIBIT INDEX


EXHIBIT NO.              DOCUMENT
-----------              --------

     1*                  Joint Filing Agreement

     2*                  Underwriter's Warrant, issued by NetLive
                         Communications, Inc. to May Davis Group, Inc.

     3* Financial Advisory and Investment Banking Agreement, between NetLive Communications, Inc. and May Davis Group, Inc.

     4*                  Letter Agreement, between NetLive Communications, Inc.
                         and  Dennis Sal

     5 Settlement Agreement, dated June 12, 1997, by and among NetLive Communications, Inc., May Davis Group, Inc., Owen May, Dibo Attar, Dennis Sal and the Funds signatory thereto.



--------------------
     *Filed with initial Schedule 13D.